Exhibit 99.9

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DR 3.1.4R (1) (a) and DR 3.1.4(R) (1) (b) in accordance with section 324 (as extended by section 328) of the Companies Act 1985;

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust that the following Directors transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme.  The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one, subject to the Group achieving in excess of an average of three per cent real increase in earnings per share per annum over the three-year retention period. There will be no opportunity to retest if this performance criterion is not met.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated
Gareth Davis	15 February 2007	20,601	20,601
Robert Dyrbus	15 February 2007	13,073	13,073
Graham Blashill	15 February 2007	9,360	9,360
David Cresswell	15 February 2007	9,376	9,376
Frank Rogerson	15 February 2007	9,376	9,376

In addition the Trustees also advised the Company that the following PDMRs transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme.  The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one.

Name	Date of transfer	Number of shares transferred	Number of Additional Shares conditionally allocated
Kathryn Brown	15 February 2007	7,222	7,222
Alison Cooper	15 February 2007	7,777	7,777
Matthew Phillips	15 February 2007	3,728*	3,728

* Includes 1,126 shares acquired on 15 February 2007 at a cost of £21.96 per share.

T M WILLIAMS

Deputy Company Secretary